May 25, 2022

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Aamira Chaudhry
Lyn Shenk

Re:	Poshmark, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed March 30, 2022

File No. 001-39848

Dear Ms. Chaudhry and Mr. Shenk:

Poshmark, Inc. (the “Company”) respectfully submits this letter in response to the comment letter dated May 20, 2022 of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s above-referenced Annual Report on Form 10-K. For your convenience, we have reproduced the Staff’s comment in italics below, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Key Operating and Non-GAAP Financial Metrics, page 46

1. To avoid giving undue prominence to your non-GAAP results, please revise to present and discuss your non-GAAP results after your discussion and analysis of GAAP results. Please refer to Question 102.10 of the staff’s Compliance and Disclosure Interpretation on Non-GAAP Financial Measures (“C&DI´s”) for further guidance.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will revise its future SEC filings, including its future annual and quarterly reports, and earnings releases to present and discuss our GAAP results with equal or greater prominence to our non-GAAP results. Specifically, in future SEC filings, we will include disclosure regarding net (loss) income attributable to common stockholders in the section currently titled “Key Operating and Non-GAAP Financial Metrics” prior to the discussion of Adjusted EBITDA.

* * * * *

If you or any other member of the Staff have any questions with regard to the foregoing responses, would like to discuss any of the matters covered in this letter, or otherwise require additional information, please contact me at (650) 262-4771.

Sincerely,

/s/ Rodrigo Brumana

Rodrigo Brumana

Chief Financial Officer